UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)


                           BAB Holdings, Inc.
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)

                             055176-10-1
                           (CUSIP Number)

Check the following box if a fee is being paid with the statement 0. (A fee is not required only if the reporting person; (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 055176-10-1

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael W. Evans  ####-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    Not applicable.


3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.  SOLE VOTING POWER       750,209

   6.  SHARED VOTING POWER           0

   7.  SOLE DISPOSITIVE POWER  750,209

   8.  SHARED DISPOSITIVE POWER      0


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    750,209 shares owned directly


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    Not applicable.


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.9%


12. TYPE OF REPORTING PERSON

    IN



                             SCHEDULE 13G

Item 1.

   (a) Name of Issuer

       BAB Holdings, Inc.

   (b) Address of Issuer's Principal Executive Offices

       8501 West Higgins Road, Suite 320
       Chicago, IL  60631


Item 2.

   (a) Name of Persons Filing

       Michael W. Evans

   (b) Address of Principal Business Office or, if none, Residence

       8501 W. Higgins Road, Suite 320
       Chicago, Illinois 60631

   (c) Citizenship

       U.S.A

   (d) Title of Class of Securities

       Common Stock, no par value

   (e) CUSIP Number*


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       Not Applicable.

_____________________________
* Incorporated by reference to cover page.


Item 4. Ownership

        (a) Amount Beneficially Owned*

        (b) Percent of Class*

        (c) Number of shares as to which such person has:*

           (i)   sole power to vote or to direct the vote
           (ii)  shared power to vote or to direct the vote
           (iii) sole power to dispose or to direct the disposition of
           (iv)  shared power to dispose or to direct the disposition of


Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable

Item 8. Identification and Classification of Members of the Group

        Not Applicable


Item 9. Notice of Dissolution of Group

        Not Applicable

_____________________________
* Incorporated by reference to cover page.


Item 10. Certification

        Not Applicable



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 12, 1999
                                 ---------------------------
                                    Date

                                 /s/ MICHAEL W. EVANS
                                 ---------------------------
                                    Signature

                                 Michael W. Evans
                                 ---------------------------
                                    Printed Name